

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Steven Luna
Chief Executive Officer
Alternative Ballistics Corporation
5940 S. Rainbow Blvd.
Las Vegas, Nevada 89118

> **Re: Alternative Ballistics Corporation**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 14, 2023**
> **File No. 024-12349**

Dear Steven Luna:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 2. Given that you intend to file an application for quotation of your common stock on the OTC Markets, please remove references to the NASDAQ listing rules throughout the offering circular.

Capitalization, page 26

2.   We note the changes made in response to comment 7. Please revise the titles of the columns added to the table to indicate that each also reflects pro forma as adjusted data, or revise to place the "Pro Forma As Adjusted(3)" over all of the four columns reflecting the varying amounts of possible sales. Further, revise the second bullet of the introductory paragraph to explain what the pro forma as adjusted columns are showing, instead of only addressing the effect of the maximum offering.

Certain Relationships and Related-Party Transactions, page 52

3.   We note your response to prior comment 14 and reissue in part. We also note the related party transactions disclosed on pages F-9 and F-10. Please revise to include the information required by Item 13 of Form 1-A or tell us why you are not required to do so.

Plan of Distribution, page 62

4.   We note your response to prior comment 16. Please revise your offering circular to disclose that the offering will commence within two calendar days after qualification. Further, please revise the offering circular to clarify the maximum time period during which investor funds could be held pending a closing without being accepted or rejected.

   Please contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Lynne Bolduc